EXHIBIT 99.2

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company

UNILEVER PLC


2) Name of director

MR N W A FITZGERALD


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

DIRECTOR


4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

LLOYDS TSB NOMINEES LIMITED


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

NO


6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

INDIVIDUAL SAVINGS ACCOUNT - PURCHASE OF SHARES (DIVIDEND REINVESTMENT) IN

UNILEVER SINGLE STOCK ISA - BENEFICIAL INTEREST


7) Number of shares/amount of stock acquired

27


8) Percentage of issued class

NEGLIGIBLE


9) Number of shares/amount of stock disposed

N/A


10) Percentage of issued class

N/A


11) Class of security

ORDINARY 1.4P SHARES


12) Price per share

555P


13) Date of transaction

09 June 2003


14) Date company informed

12 June 2003


15) Total holding following this notification

437,145


16) Total percentage holding of issued class following this notification

0.015%


IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES:

17) Date of grant

N/A


18) Period during which or date on which exercisable

N/A


19) Total amount paid (if any) for grant of the option

N/A


20) Description of shares or debentures involved: class, number

N/A


21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A


22) Total number of shares or debentures over which options held following this notification

N/A


23) Any additional information

N/A


24) Name of contact and telephone number for queries

BRIDGET SALAMAN 020 7822 6043


25) Name and signature of authorised company official responsible for making this notification

CHERYL HAMPTON-COUTTS, ASSISTANT SECRETARY


Date of Notification

12 JUNE 2003